

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

James Bradley
Chief Financial Officer
New Providence Acquisition Corp.
10900 Research Blvd, Ste 160C PMB 1081
Austin, Texas 78759

> **Re: New Providence Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 23, 2020**
> **File No. 001-39040**

Dear Mr. Bradley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed December 23, 2020

Questions and Answers About the Business Combination
How will SpaceMobile be managed following the Business Combination...?, page 14

1. Please revise here to disclose Mr. Avellan's voting and economic interests in SpaceMobile and note that the company will be a "controlled company" as a result. Cross-reference to a more detailed discussion of the implications of SpaceMobile's status as a "controlled company."

What is an "Up-C" Structure?, page 17

2. Please revise to further describe the practical effects and implications of the Up-C structure. For example, disclose your voting and economic interests in AST, describe your role as managing member of AST and note that this will give you control over the affairs and decision-making of AST. Finally, explain that you will consolidate the financial results of AST.

What vote is required to approve the Proposals?, page 18

3.   In light of the vote requirement, please revise to discuss how the voting requirement and the letter agreement make it more likely the business combination will be approved. For example, discuss the percentage of shares not subject to the letter agreement that would be required to approve the business combination proposal if only a quorum of NPA shares are present.

Summary of the Proxy Statement
Organizational Structure, page 30

4.   Please revise the post-closing diagram to clarify the economic and voting interests of SpaceMobile and the Existing Equityholders over AST.

Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 84

5.   Please clarify whether Class B and Class C shares of common stock will remain outstanding if the AST common units are exchanged for Class A common stock or redeemed for cash. Provide an example that illustrates the effect of exchanging AST common units into Class A common stock on the voting and economic rights of all parties.

6.   Revise to add a table that presents the voting rights of each class of common stock outstanding in addition to current table that presents ownership percentages.

Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information, page 93

7.   Please revise adjustment (K) to describe the redemption terms of AST common units. This disclosure should clearly indicate why these units are classified as temporary equity and describe how the redemption amount was determined. Explain why the redeemable non-controlling interest amount changes under the two scenarios. Please provide how you determined the value of redeemable non-controlling interest, including disclosing the number of AST common units outstanding. You disclose that Class B common stock and Class C common stock are intended to correspond with AST common units held by investors. Tell us how the fair value of the shares of Class A common stock factored into this valuation.

Proposal No. 1 - The Business Combination Proposal
The Board's Reasons for Approving the Business Combination, page 131

8.   We note the disclosed prospective financial information that AST provided NPA. Tell us whether any other information was provided to NPA to support the projections. If so, disclose the material estimates and hypothetical assumptions upon which they are based.

Other Information About AST
Overview, page 167

9.   We note your disclosure on page 180 that AST has not generated significant revenues and does not expect to begin generating revenues from its SpaceMobile Service until 2023. Please revise here and elsewhere to more prominently disclose that AST has not generated revenue from its SpaceMobile Service to date and does not expect to do so until 2023. This disclosure should explain the basis for determining the number of subscribers, including the basis for the rapid adoption of your products and the impacts of entry of competitors. In addition, explain how you estimated the operating expenses and why you believe those estimates are reasonable. Describe how you factored the cost of building and placing satellites into this model and the underlying valuation. That is, the model should reflect the estimated depreciation and amortization expense. Further, the model should explain how you plan to fund the capital expenditures as well.

10.   You disclose that AST believes that the SpaceMobile Service would be the first global direct mobile broadband network to provide connectivity to any standard, unmodified, off-the-shelf mobile phone. We also note that you are partnering with mobile network operators to provide this service and will share revenues with these MNOs. Please revise to clarify whether you will also need to enter into agreements with mobile phone or other device manufacturers to offer this service on their devices and whether there is a material risk that device manufacturers could unilaterally prohibit your service from being offered on their devices.

Executive and Director Compensation of AST, page 202

11.   You provide AST executive compensation disclosure for 2019 here and for NPA on page 193. Please revise to also provide executive compensation disclosure for the fiscal year ended December 31, 2020 for both AST and NPA.

Description of SpaceMobile Securities
Common Stock, page 231

12.   You disclose that each share of Class C Common Stock will, (i) prior to the Sunset Date, entitle the holder thereof to cast a number of votes on all matters on which stockholders generally are entitled to vote equal to the lesser of (x) 10 votes and (y) the Class C Share Voting Amount and (ii) from and after the Sunset Date, entitle the holder thereof to cast one vote. Please provide us with detailed examples of how the voting rights of SpaceMobile's Class C common stock will be calculated and discuss the practical effects of this formula. Additionally, you state that the above formula "generally" applies to the calculation of Class C voting rights. Please clarify any exceptions.

General

13.   Please include a form of proxy with your next amendment.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Julian Seiguer, Esq.